SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Epizyme, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29428V 104

(CUSIP Number)

Christian Hogg

c/o HUTCHMED Group Investment Limited

(formerly known as “Hutchison China MediTech Investment Limited”)

Vistra Corporate Services Centre

Wickhams Cay II, Road Town

Tortola, VG1110

British Virgin Islands

c/o HUTCHMED (China) Limited

Level 18, The Metropolis Tower

10 Metropolis Drive

Hunghom, Kowloon

Hong Kong

Telephone: +852 2121 8200

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2022

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
HUTCHMED Group Investment Limited (formerly known as “Hutchison China MediTech Investment Limited”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	5,653,000(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	5,653,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,653,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		3.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1) Represents the 5,653,000 shares issuable upon exercise of the Warrant to purchase Common Stock.

(2) Calculated based upon an aggregate of 162,764,195 shares of Common Stock reported to be outstanding upon the completion of a public offering of the Common Stock as of January 31, 2022 in Form 424(b)(5) prospectus of the Issuer submitted to the Securities and Exchange Commission on January 28, 2022, and giving effect to the exercise in full of the Warrant.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
HUTCHMED (China) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	5,653,000(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	5,653,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,653,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		3.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1) Represents the 5,653,000 shares issuable to HUTCHMED Group Investment Limited upon exercise of the Warrant to purchase Common Stock.

(2) Calculated based upon an aggregate of 162,764,195 shares of Common Stock reported to be outstanding upon the completion of a public offering of the Common Stock as of January 31, 2022 in Form 424(b)(5) prospectus of the Issuer submitted to the Securities and Exchange Commission on January 28, 2022, and giving effect to the exercise in full of the Warrant.

This Amendment No. 1 to the Schedule 13D (this “Amendment”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Epizyme, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed on August 16, 2021 (the “Initial Schedule 13D”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Initial Schedule 13D.

This Amendment amends Item 5 as set forth below. As a result of the Issuer’s public offering of its Common Stock, on January 31, 2022, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5	Interest in Securities of the Issuer

(a)-(b) The information required by Items 5(a) and 5(b) is set forth in Rows 7-13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. As a result of its ownership of HUTCHMED Group Investment Limited, HUTCHMED (China) Limited may be deemed to control HUTCHMED Group Investment Limited and may be deemed to share beneficial ownership and voting and dispositive power over the 5,653,000 shares of Common Stock issuable to HUTCHMED Group Investment Limited upon the full exercise of the Warrant.

(c) Not applicable.

(d) Not applicable.

(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock as of January 31, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2022

HUTCHMED GROUP INVESTMENT LIMITED

By:	/s/ Edith Shih
Name:	Edith Shih
Title:	Authorized Signatory

HUTCHMED (CHINA) LIMITED

By:	/s/ Edith Shih
Name:	Edith Shih
Title:	Authorized Signatory